SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

5&2 Studios, Inc.
(Name of the Issuer)
5&2 Studios, Inc. The Chosen Productions, LLC Dallas Jenkins Derral Eves Brad Pelo JD Larsen
(Name of Persons Filing Statement) Common Stock, $0.001 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David Stidham
Corporate Secretary
5&2 Studios, Inc.
8291 Baucum Road
Midlothian, TX 76065 (833) 924-6736
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Andrew Kramer, Esq. Willkie Farr & Gallagher LLP 2029 Century Park East Los Angeles, CA 90067 (310) 855-3000	Michael Brandt, Esq. Willkie Farr & Gallagher LLP 1801 Page Mill Road Palo Alto, CA 94304 (650) 887-9300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by 5&2 Studios, Inc., a Delaware corporation (the “Company”), The Chosen Productions, LLC,  a Utah limited liability company, Dallas Jenkins, Derral Eves, Brad Pelo and JD Larsen (collectively, the “Filing Persons”).

At the Company’s 2025 annual meeting of stockholders, the Company’s stockholders of record will vote to, among other matters, approve a proposed amendment to the Company’s Certificate of Incorporation to change the number of issued and outstanding shares of Series A common stock, par value $0.001 per share (the “Series A Common Stock”), and Series B common stock, par value $0.001 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of the Company, by effecting a 1-for-173,750 reverse stock split (the “Reverse Stock Split”), as a result of which stockholders of record will receive a cash payment of $3.75 per pre-Reverse Stock Split share in lieu of receiving a fractional post-Reverse Stock Split share, subject to receipt of the requisite stockholder approval and final approval by the Board of Directors of the Company (the “Board”) of definitive financing to fund the payments for fractional shares and related fees and expenses associated with the Reverse Stock Split.

The primary purpose of the Reverse Stock Split is to enable the Company to cause the number of record holders of its Common Stock to fall below 300, which is the level at which SEC public reporting is required. After the completion of the Reverse Stock Split, the Company intends to cease registration of its Common Stock under the Exchange Act. As a result, effective on and following the termination of the registration of the Company’s Common Stock under the Exchange Act, the Company would no longer be subject to the reporting requirements under the Exchange Act, or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act and the listing standards of a national stock exchange.

This Schedule 13E-3 is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.        Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.        Subject Company Information

(a)           Name and Address. The name of the subject company is 5&2 Studios, Inc., a Delaware corporation. The Company’s principal executive offices are located at 8291 Baucum Road Midlothian, TX 76065. The Company’s telephone number is (833) 924-673-6500.

(b)          Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.001 par value per share, of which 12,535,229 shares were outstanding as of December 1, 2025.

(c)           Trading Market and Price. The Common Stock is not currently traded on an established trading market.

(d)           Dividends. Each share of Series A Preferred Stock was entitled to a dividend at the rate of up to 120% of the original issue price of $2.00 (the “Dividend”), and upon payment of the Dividend, such share automatically converted, without any action on the part of the Company’s stockholders, into a share of the Company’s Series B Common Stock, with $0.001 par value per share, on a one-to-one basis, and shall be entitled to any further distributions pro rata with Series A Common Stock. A dividend of $2.40 for each outstanding share of Series A Preferred Stock, totaling $13,428,036, was declared on November 30, 2022, and the Company initiated the payment to stockholders on December 2, 2022. In March 2023, the Company paid the remaining dividend to holders of Series A Preferred Stock $10,417 thousand or $2.40 to all remaining Series A Preferred Stockholders. The Company has otherwise not declared or paid a dividend since March 2023 and does not anticipate paying any cash dividends to holders of Common Stock in the near-term future. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board may deem relevant.

(e)           Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)            Prior Stock Purchases. The Company has not purchased any subject securities during the two years preceding the date of the filing of this Schedule 13E-3.

Item 3.        Identity and Background of Filing Person

(a)           Name and Address. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.

(b)           Business and Background of Entities. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.

(c)           Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” and “Proposal No. 1 – Election of Directors” is incorporated herein by reference.

Neither the Company nor, to the Company’s knowledge, any of its directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4.        Terms of the Transaction

(a)           Material Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(b)          Purchases. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction” and “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction” is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split;” and SPECIAL FACTORS – Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.

(d)          Appraisal Rights. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – No Appraisal or Dissenters’ Rights” and “SPECIAL FACTORS – No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5.        Past Contacts, Transactions, Negotiations and Agreements

(a)           Transactions. Not applicable.

(b)          Significant Corporate Events. Not applicable.

(c)           Negotiations or Contacts. Not applicable.

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction,” “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction” and “SPECIAL FACTORS – Voting Agreement” is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals

(a)           Use of Securities Acquired. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Effective Date” is incorporated herein by reference.

(b)          Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About the Reverse Stock Split,” “– Purposes of and Reasons for the Reverse Stock Split,” “– Effects of the Reverse Stock Split;” “– Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction,” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction” and “– Conduct of Our Business After the Reverse Stock Split” is incorporated herein by reference.

Item 7.        Item 7. Purposes, Alternatives, Reasons and Effects

(a)           Purposes. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - Purposes of and Reasons for the Reverse Stock Split;” and “SPECIAL FACTORS “– Purposes of and Reasons for the Reverse Stock Split” and “– Background of the Reverse Stock Split” is incorporated herein by reference.

(b)          Alternatives. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Reverse Stock Split” and “– Alternatives to Reverse Stock Split Considered” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split;” “ – Advantages of the Reverse Stock Split,” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Advantages of the Reverse Stock Split,” and “– Alternatives to Reverse Stock Split Considered” is incorporated herein by reference.

(d)          Effects. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About The Reverse Stock Split,” “– Purposes and Reasons for the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Advantages of the Reverse Stock Split,” “– Disadvantages of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Advantages of the Reverse Stock Split,” “– Disadvantages of the Reverse Stock Split,” “– Conduct of Our Business After the Reverse Stock Split,” and “–Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.

Item 8.        Item 8. Fairness of the Transaction

(a)           Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” and “– Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b)          Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Advantages of the Reverse Stock Split,” and “– Disadvantages of the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Alternatives to Reverse Stock Split Considered,” and “– Opinion of Goldman Sachs” is incorporated herein by reference.

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Voting Information” and “SPECIAL FACTORS – Fairness of the Reverse Stock Split,” “– Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction,” and “– Stockholder Approval” is incorporated herein by reference.

(d)          Unaffiliated Representatives. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Opinion of Goldman Sachs” is incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Special Committee and Board Deliberations and Recommendations,” “ – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “ – Recommendation of the Special Committee” and “ – Recommendation of the Board of Directors” is incorporated herein by reference.

(f)            Other Offers. None.

Item 9.        Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Opinion of Goldman Sachs” is incorporated herein by reference.

(b)          Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Special Committee and Board Deliberations and Recommendations,” “ – Fairness of the Reverse Stock Split;” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “–Opinion of Goldman Sachs” is incorporated herein by reference.

(c)           Availability of Documents. The full text of the fairness opinion of Goldman Sachs & Co. LLC (“Goldman Sachs”), dated as December 30, 2025, is attached as Annex B to the Proxy Statement. The fairness opinion of Goldman Sachs and the Discussion Materials to the Special Committee of the Board of Directors of the Company, dated as of each of March 25, 2025, November 20, 2025, December 4, 2025, and December 30, 2025, are each available for inspection and copying at the Company’s principal executive offices, 8291 Baucum Road Midlothian, TX 76065, during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.     Source and Amounts of Funds or Other Consideration

(a)           Source of Funds. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Effects of the Reverse Stock Split” and “– Sources of Funds and Expenses” is incorporated herein by reference.

(b)          Conditions. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Sources of Funds and Expenses” is incorporated herein by reference.

(c)           Expenses. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Sources of Funds and Expenses” is incorporated herein by reference.

(d)          Borrowed Funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Sources of Funds and Expenses” is incorporated herein by reference.

Item 11.      Interest in Securities of the Subject Company

(a)           Securities Ownership. The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)          Securities Transactions. None.

Item 12.     The Solicitation or Recommendation

(a)           Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Voting Information” and “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction,” and “– Stockholder Approval” is incorporated herein by reference.

(b)          Recommendation of Others. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information about the Reverse Stock Split,” “– Special Committee and Board Deliberations and Recommendations” and “– Voting Information;” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons; Post RSS Transaction,” and “– Stockholder Approval” is incorporated herein by reference.

Item 13.      Financial Statements

(a)           Financial Information. The audited financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 appearing in in the Annual Report on Form 10- K for the fiscal year ended December 31, 2024 (filed with the SEC on March 31, 2025) are incorporated herein by reference. The unaudited interim financial statements of the Company for the three months ended March 31, 2025 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (filed with the SEC on May 15, 2025), the unaudited interim financial statements of the Company for the three and six months ended June 30, 2025 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (filed with the SEC on August 14, 2025) and the unaudited interim financial statements of the Company for the three, six and nine months ended September 30, 2025 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (filed with the SEC on November 14, 2025) are each incorporated herein by reference. Information may be inspected at and copies of these filings obtained from our website at https://gifts.thechosen.tv/pages/investor-overview.

(b)          Pro-forma Information. Not applicable.

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitation or Recommendation. The information set forth in the Proxy Statement under the caption “GENERAL INFORMATION – Solicitation and Voting Procedures” is incorporated herein by reference.

(b)          Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “GENERAL INFORMATION – Solicitation and Voting Procedures” is incorporated herein by reference.

Item 15.      Additional Information

(a)           Not applicable.

(b)          Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.     Exhibits

(a)           Notice of Annual Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 31, 2025).

(b)          Commitment Letter, dated as of December 29, 2025, by and between Aperture Media Partners LLC and TC Facility Holdings, LLC, a wholly-owned subsidiary of the Company.

(c)

(i)         Fairness Opinion of Goldman Sachs, dated as of December 30, 2025 (incorporated herein by reference to Annex B of the Proxy Statement).

(ii)       Discussion Materials, dated as of March 25, 2025 of Goldman Sachs to the Special Committee of the Board of Directors of the Company.

(iii)      Discussion Materials, dated as of November 20, 2025 of Goldman Sachs to the Special Committee of the Board of Directors of the Company.

(iv)      Discussion Materials, dated as of December 4, 2025 of Goldman Sachs to the Special Committee of the Board of Directors of the Company.

(v)       Discussion Materials, dated as of December 30, 2025 of Goldman Sachs to the Special Committee of the Board of Directors of the Company.

(d)           Voting Agreement, dated as of December 30, 2025, by and between The Chosen Productions, LLC and the Company.

(e)           Not applicable.

(f)            Not applicable.

(g)           Not applicable.

(h)           Not applicable.

107        Filing Fee Table.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

5&2 STUDIOS, INC.

By:	/s/ JD Larsen
JD Larsen
Chief Financial Officer

THE CHOSEN PRODUCTIONS, LLC

By:	/s/ Derral Eves
Derral Eves
Manager

/s/ Derral Eves
Derral Eves

/s/ Dallas Jenkins
Dallas Jenkins

/s/ Brad Pelo
Brad Pelo

/s/ JD Larsen
JD Larsen

Dated: December 31, 2025

EXHIBIT INDEX

Exhibit No.	Description
(a)	Notice of Annual Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 31, 2025).
(b)	Commitment Letter, dated as of December 29, 2025, by and between Aperture Media Partners LLC and TC Facility Holdings, LLC, a wholly-owned subsidiary of the Company.
(c)(i)	Fairness Opinion of Goldman Sachs dated December 30, 2025 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(ii)*	Discussion Materials, dated as of March 25, 2025 of Goldman Sachs to the Special Committee of the Board of Directors of the Company.*
(c)(iii)	Discussion Materials, dated as of November 20, 2025 of Goldman Sachs to the Special Committee of the Board of Directors of the Company.
(c)(iv)	Discussion Materials, dated as of December 4, 2025 of Goldman Sachs to the Special Committee of the Board of Directors of the Company.
(c)(v)	Discussion Materials, dated as of December 30, 2025 of Goldman Sachs to the Special Committee of the Board of Directors of the Company.
(d)	Voting Agreement, dated as of December 30, 2025, by and between The Chosen Productions, LLC and the Company (incorporated herein by reference to Annex D of the Proxy Statement).
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Table

* Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.